Mail Stop 3561

October 16, 2007

Daniel Warzenski
Vice President and Chief Financial Officer
Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720

   RE: Gottschalks Inc.
     Item 4.01 Form 8-K filed October 16, 2007
     File No. 1-9100

Dear Mr. Warzenski:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In the sixth and seventh paragraphs of the disclosure in section (a) of the Item 4.01 disclosure you refer to an interim period through August 4, 2007. Please revise to state that there were no disagreements or reportable events through October 10, 2007, if true. See Item 304(a)(1) of Regulation S-K. The amendment requested by this comment should include an updated letter from Deloitte & Touche stating, if true, that they agree with the disclosures as revised. The updated letter should be filed as Exhibit 16 to the amendment.

2. Please revise to make a similar change in section (b) of the filing with respect to the engagement of BDO Seidman. It appears you should say that there were no consultations through October 15, 2007, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to this comment within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to this comment as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

Sincerely,

Michael Moran
Branch Chief